Ms. Christina DiAngelo-Fettig

Senior Staff Accountant

U.S. Security and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:  Sparrow Funds

File Nos. 333-59877 and 811-08897

Dear Ms. DiAngelo-Fettig:

Following up your review Sparrow Funds (the “Fund”) please find management’s responses.

Filing History:

Comment: The ticker symbol for the Fund’s, No-Load Class, on the Edgar website was incorrect.  On the Edgar website the ticker was labeled “SGFNX.”

Response:  The correct ticker symbol should have been “SGNFX.”  The Edgar website was updated on December 18, 2013.

Comment: The expense illustration for all the classes of the Fund used the annual expense ratio for the N-CSR filing.  The expense ratio needs to be based on the last six months of the period.

Response:  The expense ratio will only be out of the last six months, opposed to the full fiscal year   going forward.

Comment: The proxy voting section, in additional information, of the Fund’s N-CSR lacked the language “most recent 12 month period ending June 30.”

Response:  The language “most recent 12 month period ending June 30” will be added to the proxy section of additional information.

Comment: Item 11, Control and Procedures, on the Fund’s N-CSR has not been updated since March 31, 2006 and was incorrect.

Response:  Item 11 of the Fund’s N-CSR was updated with an amended filing on December 26, 2013.

We acknowledge the following on behalf of our client, the above named registrant:

1)

 the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

2)

 staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3)

 the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me.

Thank you,

/S/ Gerry Sparrow

December 26, 2013